America's Growth Capital, LLC

(d/b/a AGC Partners)

Financial Statements

Year Ended June 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65839

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 AND ENDING 06/30/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: America's Growth Capital, LLC d/b/a AGC Partners

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 High Street, 22nd Floor

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Stumpf	(617) 261-4117	mstumpf@agcpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company P.C.

(Name – if individual, state last, first, and middle name)

255 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Matthew Stumpf_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of America's Growth Capital, LLC d/b/a AGC Partners_____, as of 6/30_____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



In the State of Nevada, County of Clark

Signature: *Matthew Stumpf*_____

Title:
Chief Financial Officer_____

_Elizabeth Fitch_____
Notary Public

ELIZABETH FITCH
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 22-5686-01
Expires March 16, 2026
Online Notary Center

Notarial Act performed by Audio-Video Communication

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Management of America's Growth Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company"), as of June 30, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

Wolf & Company, P.C.

Boston, Massachusetts
August 25, 2023

America's Growth Capital, LLC
(d/b/a AGC Partners)

Statement of Financial Condition

June 30, 2023

Assets

Cash and cash equivalents (restricted portion $5,000)	$ 13,540,741
Investment banking fees receivable	2,213,513
Other receivables	546,647
Prepaid expenses and other current assets	386,650
Security deposits	232,382
Property and equipment, net	182,191
Right-of-use asset	3,277,409
Total assets	$ 20,379,533

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 263
Accrued compensation	4,028,801
Deferred revenue	23,202
Lease liability	3,712,174
Due to Parent	2,726,060
Other liabilities	162,978
Total liabilities	10,653,478
Member's equity	9,726,055
Total liabilities and member's equity	$ 20,379,533

See accompanying notes to financial statements.

America's Growth Capital, LLC
(d/b/a AGC Partners)

Notes to Financial Statements

Year Ended June 30, 2023

1.   ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company") was incorporated January 8, 2003 under the laws of the State of Delaware and is a limited liability company. America's Growth Capital Holdings, LLC (the "Member" or "Parent") is the Company's sole member.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking services for its clients around the globe. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with maturity of three months or less at the time of purchase. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company. Restricted cash consists $5,000 as part of the Company's requirements under the SEC's Customer Protection Rule (15c3-3) to hold a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Fees Receivable

Investment banking fees receivable represent amounts invoiced by the Company but not yet collected. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at June 30, 2023.

Deferred Revenue

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The Company recognizes the revenue from retainer fees over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Should the performance obligation not be fulfilled on a retainer fee, they are reflected as deferred revenue until the performance obligation has been fulfilled. Recognition of retainer fee revenue is determined by the input method over the performance period as inputs are expended evenly throughout the performance period.

The Company has adopted the practical expedient for recognizing employee commissions immediately upon the signing of a contract, as the contracts generally do not last for more than one year.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent. The Company's tax reporting year end corresponds to the calendar year end.

The Company does not pay income taxes to its Parent nor does it have a tax sharing agreement with its Parent. Management does not have the intention of changing these facts. Thus, income taxes are not presented in its statement of financial condition.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2023. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2023.

The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the tax years ended December 31, 2020 through 2022. The years open to examination by state taxing authorities vary by jurisdiction; no tax years prior to December 31, 2020 are open.

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2
Software	2
Furniture and fixtures	5 - 7

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of property and equipment are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

3.   **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following at June 30, 2023:

Hardware	$ 634,177
Software	138,992
Furniture and fixtures	379,946
Leasehold improvements	1,152,405
	2,305,520
Less: accumulated depreciation and amortization	(2,123,329)
Property and equipment balance as of June 30, 2023	$ 182,191

4.   **FAIR VALUE MEASUREMENTS**

There are no financial assets measured at fair value on a recurring bases as of June 30, 2023. There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis as of June 30, 2023.

5.   **CONCENTRATIONS OF CREDIT RISK**

Financial instruments which potentially subject the Company to such risk include cash, cash equivalents which may exceed insured limits and accounts receivable. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

6.   **COMMITMENTS AND CONTINGENCIES**

The Company leases its facilities under operating lease agreements expiring through March 2028. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the rent payments made.

The Company's long-term operating leases that have an initial term of 12 months or more are included in right-of-use lease asset and lease liability on the statement of financial condition. The asset and liability is recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's secured incremental borrowing rates or implicit rates, when readily determinable. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the statement of financial condition.

COMMITMENTS AND CONTINGENCIES (continued)

The following table presents information about the amount, timing of cash flows arising from the Company's capitalized operating leases as of June 30, 2023:

2024	1,051,372
2025	1,024,262
2026	764,646
2027	256,258
Thereafter	170,839
Total minimum lease payments	$ 3,267,377
Total operating lease payments	3,267,377
Less: Amount representing interest	(444,797)
Present value of operating lease liability	3,712,174
Weighted average remaining lease term (in months):	41
Weighted average discount rate:	7%

In connection with the Company's current lease for their Boston office, which was amended in September 2017 and extended an additional 7 years and 6 months, commencing in September 2018, the Company received six free months of rent and was provided a tenant improvement allowance in the amount of $413,910. The free rent and tenant improvement allowance was recorded as deferred lease incentive on the statement of financial condition and is being amortized through rent expense over the lease extension term.

Under the terms of one of the Company's office leases, the Company entered into an irrevocable standby letter of credit in the amount of $106,927 for use as a security deposit.

The standby letter of credit is secured by the Company's bank balance. The Company closed the standby letter of credit in 2023 and converted it to a security deposit, which will remain with the landlord until the lease expires on February 28, 2026.

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2023.

COMMITMENTS AND CONTINGENCIES (concluded)

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

7. **REGULATORY NET CAPITAL REQUIREMENTS**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital. Net capital may fluctuate on a daily basis. At June 30, 2023, the Company had net capital of $6,159,672, which is $5,909,672, in excess of its required net capital of $250,000. The Company's net capital requirement is based on the Company's election to use the Alternative Standard calculation for determining its required net capital.

8. **RELATED PARTY TRANSACTIONS**

The Company enters into transactions with its Parent, members and employees. The Company has amounts due from its Parent, members and employees totaling $510,647 at June 30, 2023. The total due from related parties balance as of June 30, 2023 is included within the other receivables balance on the statement of financial condition. The Company also has a balance due to its Parent totaling $2,726,060 at June 30, 2023. The amount due to its Parent amount is primarily made up of investment banking revenues that were received by the Company but earned by the Parent's European entity. These revenues were sent to the Company because some of these revenues were payable in USD and because the Parent funds the European entity from its US accounts.

9. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through August 25, 2023, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment to or disclosure in the financial statements.